Exhibit 99.3

GOLD RESERVE INC.

OFFICER’S CERTIFICATE

TO:

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec) Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Financial and Consumer Services Division (Prince Edward Island)

RE:	Abridging time pursuant to National Instrument 54-101 – Communication With Beneficial Owners

of Securities of a Reporting Issuer (“NI 54-101”)

I, David P. Onzay, Chief Financial Officer of Gold Reserve Inc. (the “Company”), hereby certify for and on behalf of the Company, and not in my personal capacity and without personal liability, that in connection with the special meeting of the shareholders of the Company to be held on September 16, 2024 (the “Meeting”), the Company:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements set forth in Sections 2.9 and 2.12 of NI 54-101;

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying upon Section 2.20 of NI 54-101 in connection with the abridgment of the time periods described by Sections 2.2(1) and 2.5(1) of NI 54-101 applicable to the Meeting.

The term “proxy-related materials” as used in this certificate shall have the meaning ascribed to it in NI 54101.

DATED as of the 26th day of August, 2024.

GOLD RESERVE INC.

Per: (signed) “David P. Onzay”

Name: David P. Onzay

Title: Chief Financial Officer